securities AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October, 2008

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Park Afek

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]                    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]               No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on October 28, 2008 announcing "Cellcom Israel Reaffirms Trust in ECtel`s Revenue Assurance". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_______________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  October 29, 2008

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Index to Exhibits

Exhibit No.                  Exhibit

1                                   Press Release issued October 28, 2008

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EXHIBIT 1

Cellcom Israel Reaffirms Trust in ECtel`s Revenue Assurance

Cellcom Israel upgrades RAP to ECtel's new Platform

ROSH HA'AYIN, Israel, October 28, 2008. ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers, announced today that Cellcom Israel Ltd. (NYSE:CEL), Israel`s largest cellular operator, has chosen to upgrade its Rap system to ECtel`s most advanced integrated revenue assurance RAP platform.

The order strengthens the companies` long-standing relationship as Cellcom Israel has consistently chosen ECtel to provide it with a technological edge over competing solutions.

"As Israel`s largest cellular operator, with over three million subscribers, it is essential to keep updating an effective revenue assurance solution as well as an all-around answer to the increased threat of revenue leakages", said Erez Shalom, the Research and BI department manager of Cellcom Israel. "After the substantial success of the previous RAP platform in combating revenue leakages, we are anticipating the installation of the newer, and even more advanced, platform, in the coming weeks."

RAP, ECtel`s automated and configurable revenue assurance platform, facilitates cost-effective RA processes and provides operators with rapid resolution of critical revenue leakages in wireline, wireless, convergent and next-generation networks. RAP is the market`s most flexible revenue assurance offering, enabling both immediate deployment and gradual expansion over time. The automated system allows non-technical business users to easily build, revise and add controls and key performance indicators (KPIs). Through its powerful top-down viewing approach, RAP empowers users to rapidly locate risk points, validate RA processes, prioritize repair actions and fix leakages.

"The fact that Cellcom Israel chose to upgrade its existing RAP product framework of ECtel solutions with RAP version 5 demonstrates the competitive advantage and tangible benefits that ECtel`s integrated solutions provide," said Mr. Itzik Weinstein, President and CEO of ECtel. "Our products continue to provide Cellcom Israel and many other leading operators worldwide with top-of-the-line solutions necessary to efficiently and competitively run businesses in today`s market environment."

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About ECtel

ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas and Europe. For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company`s annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its 3 million subscribers with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. In April 2006 Cellcom Israel, through Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom Israel, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).

For additional information please visit the Company's website http://investors.ircellcom.co.il

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Company Contacts:

Michael Neumann
Senior Vice President and CFO
Tel: +972-3-9002102
Fax: +972-3-9002103
Email: mickeyne@ectel.com

Dana Rubin
MarCom Manager
Tel: +972-3-9002656
Fax: +972-3-900-2103
Email: ir@ectel.com

Public Relations Contact:

Ruder Finn Israel

Matthew Krieger

Senior Account Executive

Tel: 02-589-2003

Cell: +972-544-676-950

Investor Relations Contacts:

GK Investor Relations for ECtel

Ehud Helft\Kenny Green

Tel: + 1 617 418 3096 \ + 1 646 201 9246

Email: info@gkir.com

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